The Royce Funds
745 Fifth Avenue New York, NY 10151 (212) 508-4500 (800) 221-4268 e-mail: funds@roycenet.com website: www.roycefunds.com

June 30, 2009

Securities and Exchange Commission
Division of Investment Management
Attn: Mr. Keith O'Connell
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	The Royce Fund File No. 002-80348

Dear Mr. O'Connell:

        We hereby request that the effectiveness of Post-Effective Amendment No. 93 under the Securities Act of 1933, as amended and No. 95 under the Investment Company Act of 1940, as amended, to The Royce Fund's Registration Statement on Form N-1A, containing the prospectus for its series, Royce Asia-Pacific Fund, be accelerated before the close of business on June 30, 2009, or as soon thereafter as practicable.

Very truly yours,

/s/ John E. Denneen

John E. Denneen Secretary

JED:rw